Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement (Form S-8 No. 333-34810) pertaining to the EarthLink Holdings Corp. Stock Option Plan of our report dated February 20, 2013 (except for the second paragraph of Note 2 and Notes 3, 6, 15, 19, and 20, as to which the date is August 16, 2013), with respect to the consolidated financial statements of EarthLink, Inc. as of December 31, 2011 and 2012 and for each of the three years in the period ended December 31, 2012, and of our report dated February 20, 2013 with respect to the effectiveness of internal control over financial reporting of EarthLink, Inc. as of December 31, 2012 included in the Current Report on Form 8-K dated August 16, 2013.

/s/ Ernst & Young LLP

Atlanta, GA

January 10, 2014